THE SOURLIS LAW FIRM
Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*

214 Broad Street

Philip Magri, Esq.+

Red Bank, New Jersey 07701

Joseph M. Patricola, Esq.*+ #

(732) 530-9007 Fax (732) 530-9008

www.SourlisLaw.com

* Licensed in NJ

Virginia@SourlisLaw.com

+ Licensed in NY

# Licensed in DC

______________________________________________________________________________

VIA EDGAR CORRESPONDENCE

January 26, 2011

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20005

Attn:

Jaime G. John, Staff Accountant

RE:

Left Behind Games Inc.

Form 8-K filed January 20, 2011

Form 8-K/A filed January 24, 2011

File No.: 000-50603

Dear Ms. John:

Below please find our responses to the Staff’s comment letter, dated January 25, 2011, regarding the above-captioned matters.  Also, please be advised that the Company has filed Amendment No. 2 to the Form 8-K today via the EDGAR system.

Please do not hesitate to contact me at (732) 610-2435 if you have any questions regarding this matter.

Very truly yours,

/s/ Philip Magri

Item 4.01 Changes in Registrant’s Certifying Accountant

1.

We note your disclosure regarding the engagement of Malone Bailey LLP.  Please amend your filing to specify the time frame covered by the disclosure required under Item 304(a)(2) of Regulation S-K.  Ensure that your disclosure covers the two most recent fiscal years and subsequent interim period through engagement.

Response:  We have revised the disclosure per Comment #1.

2.

In your amended Form 8-K, include an updated Exhibit 16 letter from the former accountant referencing the revised Form 8-K.

Response:  We have complied with Comment #2.

CERTIFICATE

I, Troy A. Lyndon, the President, Chief Executive Officer and Chairman of Left Behind Games Inc., a Nevada corporation (the “Company”), does hereby certify as to the following:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Form 8-K/A Amendment No. 2 (the “Filing”);

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In Witness Whereof, the undersigned has signed this Certificate this 26th day of January 2011.

LEFT BEHIND GAMES INC.

By: /s/ Troy A. Lyndon

Troy A. Lyndon

President, Chief Executive Officer

and Chairman

(Principal Executive Officer)

(Principal Financial and Accounting Officer)

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